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                          EXHIBIT 20(a)



     SOUTHERN UNION CONFIRMS MERGER PROPOSAL FOR SOUTHWEST GAS
             -- Would Offer $32 Per Share in Cash --
-- Merger Would Create Nation s Largest Gas-Only Distribution
                            Company --



AUSTIN, Texas (February 22, 1999) -- Southern Union Company (NYSE:SUG) today confirmed that it has submitted a proposal to the Board of Directors of Southwest Gas Corporation (NYSE:SWX) regarding a possible business combination. Southern Union also confirmed that it is commencing due diligence with respect to entering into a merger agreement under which Southern Union would acquire all of the outstanding common stock of Southwest Gas for $32.00 per share in cash. The transaction would be accounted for as a purchase and Southern Union expects that it would be immedi-ately accretive to Southern Union s cash flow. There can be no assurances that any transaction will result from the companies discussions.

A combination with Southwest Gas would make Southern Union the nation s largest gas-only distribution company, increasing Southern Union s customer base by 1.2 million customers, to total more than 2.2 million customers. Southern Union serves customers in Texas, Missouri, Florida, and Mexico. Southwest Gas serves customers in Nevada, Arizona, and California.

George L. Lindemann, chairman and chief executive officer of Southern Union Company, said, "A combination of Southwest Gas and Southern Union is an excellent opportunity for shareholders,
employees and customers of both companies.   Southwest Gas share-
holders would receive a significant premium for their investment over Southwest s pending merger agreement with ONEOK. Addi-tionally, we believe that Southwest s rapidly growing customer base combined with Southern Union s experience as one of the most cost-effective operators in the industry would create significant value for shareholders. This combination would create great opportunities for both companies customers and employees."

Mr. Lindemann also stated, "The proposed transaction would repre-sent the second time Southern Union has doubled its size in a single transaction--the first being its successful 1994 acquisi-tion of Missouri Gas Energy."

Peter H. Kelley, president and chief operating officer of Southern Union, said, "We expect to make the same commitments to Southwest Gas various constituencies as those made in its agreement with ONEOK." Under the proposal, Southwest Gas would operate as the Southwest Gas Division of Southern Union, head-quartered in Las Vegas, Nevada, and retain its name in the local markets it serves. In addition, three Southwest Gas Board members would be invited to join Southern Union s Board. The remaining Southwest Gas Board members would be invited to serve on an Advisory Board for the Southwest Gas Division. Southern Union does not contemplate any layoffs as a result of the proposed transaction and would seek to minimize future employee adjustments through a combination of reduced hiring, attrition and voluntary separation packages. Southern Union would honor any existing union contracts.

Consummation of the transaction would be subject to, among other things, approvals by customary state and federal regulatory agencies and Southwest Gas shareholders.

In order to protect the interests of its employees, customers and shareholders, Southern Union does not anticipate making addi-tional comments with respect to the discussions until a defini-tive agreement is reached or the discussions are terminated.

Southern Union is an international energy distribution company serving more than one million customers through: three divisions--Southern Union Gas, Missouri Gas Energy, and Atlantic Utilities; SUPro Energy Company and Atlantic Gas Corporation, its propane distribution subsidiaries; and its equity ownership in a natural gas distribution company serving Piedras Negras, Mexico.




                              # # #



This release and other Company reports and statements issued or made from time to time contain certain "forward-looking state-ments" concerning projected future financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations. In addition, past performance or results are not necessarily an indication of future performance or results, which cannot be guaranteed.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking pro-jections or expectations. These factors include, but are not limited to: weather conditions in the Company s service terri-tories; cost of gas; regulatory and court decisions; the receipt of timely and adequate rate relief; the achievement of operating efficiencies and the purchase and implementation of new tech-nologies for attaining such efficiencies; impact of relations with labor unions of bargaining-unit employees; and the effect of strategic initiatives on earnings and cash flow. Most of these factors are difficult to accurately predict and are generally beyond the control of the Company.

Contact:   George Yankowski
           Southern Union Company
           504 Lavaca, Suite 800
           Austin, Texas   78701
           Phone:  512  370-8305
           Fax:    512  477-3879